HOMESTEAD FUNDS, INC.

4301 Wilson Boulevard

Arlington, VA 22203

July 11, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Homestead Funds, Inc. (the “Registrant”)

File Nos. 33-35788, 811-06136

Commissioners:

Enclosed for filing via the EDGAR system pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is Post-Effective Amendment No. 62 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 63 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant is filing the Amendment to revise the disclosure in the prospectus and the Statement of Additional Information on the Daily Income Fund, a series of the Registrant. On September 9, 2016, this series will become a government money market fund pursuant to revisions to Rule 2a-7 under the 1940 Act.

No fee is required in connection with this filing. Please call the undersigned at (703) 907-5953 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Kelly Whetstone, Esq.
Kelly Whetstone, Esq.
Secretary, Homestead Funds, Inc.

Attachment

cc:	Danielle C. Sieverling

Chief Compliance Officer